SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 07, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  ANGLOGOLD ASHANTI ANNOUNCES RESULTS OF RIGHTS OFFER news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
THIS IS NOT AN OFFER FOR THE SALE OF SECURITIES. NOT FOR RELEASE OR DISTRIBUTION IN OR INTO THE
UNITED STATES
7 July 2008
RESULTS OF RIGHTS OFFER
Further to the announcement dated 23 May 2008, AngloGold Ashanti shareholders are advised that the results of the renounceable rights offer of 69,470,442 new ordinary shares of 25 cents each (“rights offer shares”) to
AngloGold Ashanti ordinary and E ordinary shareholders (“AngloGold Ashanti shareholders”) at a subscription price of ZAR194.00 per rights offer share and in the ratio of 24.6403 rights offer shares for every 100 AngloGold
Ashanti shares held on the record date of the rights offer, which closed on Friday, 4 July 2008 ("the rights offer"), are as follows:
AngloGold Ashanti shareholders and their renouncees subscribed for 468,573,856 rights offer shares, equivalent to 674.5% of the total number of rights offer shares.
The following applications were received:
·   68,105,143 rights offer shares in respect of rights entitlements subscribed for, being 98.0% of the rights offer shares; and
·   400,468,713 rights offer shares in respect of holders of rights wishing to acquire rights offer shares in addition to their rights entitlements ("excess applications"), being 576.5% of the rights offer shares.
The allocation of rights offer shares in respect of excess applications will be equitable and will take cognisance of the number of AngloGold Ashanti shares held by each applicant prior to such allocation and the number of rights offer shares for which application was made by such applicant.
Due to the fact that the rights offer was fully subscribed after taking into account the excess applications received, the underwriters will not be allocated any rights offer shares.
Share certificates will be posted to certificated shareholders and their renouncees and the custody accounts of dematerialised shareholders and their renouncees, who have followed their rights, will be updated and their accounts credited at their CSDP or broker on Monday, 7 July 2008.
The excess applications are expected to be allocated to shareholders or their renouncees on Friday, 11 July
2008.
Cheques refunding monies in respect of unsuccessful excess applications are expected to be posted to the relevant applicants, at their risk, on or about Tuesday, 8 July 2008. No interest will be paid on monies received in respect of unsuccessful applications.
Johannesburg

Financial adviser: UBS Limited
Underwriters and bookrunners: Goldman Sachs International and UBS Limited
Underwriter and lead manager: Morgan Stanley & Co. International plc
Underwriter and co-manager: J.P. Morgan Securities Ltd.
South African legal advisers: Taback and Associates (Pty) Limited
United States of America and United Kingdom legal advisers: Shearman & Sterling LLP
Australian legal advisers: Allens Arthur Robinson
Ghanaian legal advisers: JLD&MB Legal Consultancy
Underwriters’ South African legal advisers: Bowman Gilfillan Inc.
Underwriters’ United States of America legal advisers: Davis Polk & Wardwell
Reporting accountants and auditors: Ernst & Young Inc
JSE Independent transaction sponsor: The Standard Bank of South Africa Limited
JSE sponsor: UBS South Africa (Pty) Limited
Ghanaian sponsoring broker: Merban Stockbrokers Limited

Goldman Sachs International, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd., which are regulated in the United
Kingdom by the Financial Services Authority, are acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of Goldman Sachs International,
Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd. nor for providing advice in connection with the rights offer. UBS
Limited is acting for AngloGold Ashanti and no-one else in connection with the rights offer and will not be responsible to anyone other than
AngloGold Ashanti for providing the protections afforded to clients of UBS Limited nor for providing advice in connection with the rights offer.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

AngloGold Ashanti has filed a registration statement in the United States under the Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein and such securities were registered for offer and sale in the United States. Any public offering of securities has been made in the United States by means of a prospectus and a related prospectus supplement that form part of this registration statement and that contain detailed information about AngloGold Ashanti and its management, as well as financial statements. Such prospectus may be obtained from AngloGold Ashanti at 76 Jeppe Street, Newtown, Johannesburg, South Africa.

The rights offer described in this announcement was only addressed to and directed at persons in member states of the European Economic
Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the Prospectus Directive. In addition, in the United
Kingdom, the rights offering was only addressed to and directed at (1) Qualified Investors these being investment professionals falling within
Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it was otherwise lawfully communicated (all such persons together being referred to as "Relevant Persons"). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities has only been engaged with, (1) in the United Kingdom, Relevant Persons and (2) in any
member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the rights offer was not available to persons who are residents in Japan. The rights offer was not addressed to, or directed at, holders of AngloGold
Ashanti GhDSs in Ghana or holders of AngloGold Ashanti CDIs resident outside Australia.

This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities Act, and Section 21E of the
Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-
looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position, including the extent and effect of the reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned",
"may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2007, which was filed with the Securities and Exchange Commission on 19 May 2008 and, when available, the rights offer circular. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Queries
South Africa
Tel:
Mobile:
E-mail:
Himesh Persotam (Investor Relations)  +27 (0) 11 637-6647
+27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com
Alan Fine (Media) +27 (0) 11 637-6383 +27 (0) 83 250 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637- 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 07, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary